UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. )
                    Under the Securities Exchange Act of 1934

                            OXIS INTERNATIONAL, INC.
                                (Name of Issuer)

                     COMMON STOCK, $.001 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                    691829402
                                 (CUSIP Number)

                              Adam Eilenberg, Esq.
                        Ehrenreich Eilenberg & Krause LLP
                         11 East 44th Street, 11th Floor
                               New York, NY 10017
                                 (212) 986-9700
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                January 15, 2004
             (Date of event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

CUSIP No. 691829402

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Axonyx Inc.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    13,912,571
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        15,074,103
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           13,912,571
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    15,074,103
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     15,074,103
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     57.3%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 691829402

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Dr. Marvin S. Hausman
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    1,161,532
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        15,074,103
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           1,161,532
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    15,074,103
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     15,074,103
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     57.3%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer.

      The title of the class of equity securities to which this statement relates is the common stock, $.001 par value per share (the "Oxis Common Stock"), of Oxis International, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 6040 North Cutter Circle, Suite 317, Portland, OR 97217.

Item 2. Identity and Background.

 I.

      (a)   Axonyx Inc. ("Axonyx").

      (b) The business address of Axonyx is 500 Seventh Avenue, 10th Floor, New York, NY 10018.

      (c)   Principal Occupation: N/A.

      (d) Axonyx has not been convicted during the past five years in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) Axonyx has not been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f)   Axonyx is a Delaware corporation.

      The directors and executive officers of Axonyx are Marvin S. Hausman, M.D. (Chairman of the Board and Chief Executive Officer), Gosse Bruinsma, M.D. (President and Chief Operating Officer, Director), S. Colin Neill (Chief Financial Officer), Dr. Gerard Vlak (Director), Louis Carnacchia (Director) and Steven Ferris, Ph.D (Director). Dr. Hausman's business address is set forth below. The business address of the other executive officers and directors is 500 Seventh Avenue, 10th Floor, New York, NY 10018. The principal occupations of Dr. Hausman, Dr. Bruinsma and Mr. Neill are as officers of Axonyx. The principal occupation of Dr. Vlak is international banking. The principal occupation of Mr. Carnacchia is electrical engineering and consulting. The principal occupation of Dr. Ferris is academic research and teaching at a medical school.

      None of the directors or executive officers of Axonyx has not convicted during the past five years in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. All of the directors and executive officers of Axonyx are citizens of the United States, except for Dr. Bruinsma, who is a citizen of the Netherlands.

II.

      (a)   Dr. Marvin S. Hausman.

      (b) The business address of Dr. Hausman is #1 Ash Lake Road, Stevenson, WA 98648.

      (c) Principal Occupation: Chairman of the Board and Chief Executive Officer of Axonyx.

      (d) Dr. Hausman has not been convicted during the past five years in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) Dr. Hausman has not been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f)   Dr. Hausman is a citizen of the United States.

      Dr. Hausman is an affiliate of Axonyx, and has entered into a filing agreement with Axonyx, attached to this Schedule 13D as Exhibit 1, in accordance with the provisions of Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended. Dr. Hausman disclaims beneficial ownership of any shares of Oxis Common Stock owned by Axonyx, and Axonyx disclaims beneficial ownership of any shares of Oxis Common Stock owned by Dr. Hausman.

      Dr. Hausman was a director of the Company from March 7, 2002 until November 13, 2003.

Item 3.  Source and Amount of Funds or Other Consideration.

      On January 15, 2004, Axonyx entered into separate agreements with 25 holders of Oxis Common Stock to purchase their shares of Oxis Common Stock in exchange for unregistered shares of Axonyx common stock ("Axonyx Common Stock"). Axonyx will be acquiring an aggregate of 13,912,571 shares of Oxis Common Stock in consideration for its issuance of an aggregate of 1,609,995 shares of Axonyx Common Stock. The shares of Oxis Common Stock to be acquired by Axonyx represent 52.89% of the Oxis Common Stock currently outstanding, based on the Company's Quarterly Report on Form 10-QSB for the quarter ended September 30, 2003. If Axonyx is deemed to be the beneficial owner of an additional 1,161,532 shares of Oxis Common Stock owned by Dr. Marvin Hausman, its Chairman of the Board and Chief Executive officer, Axonyx will own 15,074,103 shares, or 57.35% of the Oxis Common Stock currently outstanding.

      The exchange ratio for the securities being exchanged is 0.1157187 share of Axonyx Common Stock for every one (1) share of Oxis Common Stock being acquired by Axonyx (with a rounding up of fractional interests). The ratio was based on the average reported closing prices for the common stock of the Company and Axonyx for the ten-day trading period commencing December 26, 2003 and ending January 9, 2004.

      The holders of the Oxis Common Stock being exchanged with Axonyx ("Sellers") are either members of and investors in Meridian Financial Group, LLP ("Meridian"), which acquired 1,500,000 shares of the Company's Series F Preferred Stock and 1,500,000 warrants from the

Company in a private placement transaction in March 2002, or the stockholders of Triax Capital Management, Inc., a Nevada corporation ("Triax"), which is the managing member of Meridian. In June 2003, Meridian converted its shares of Series F Preferred Stock into 15,000,000 shares of Oxis Common Stock and distributed such shares, and the 1,500,000 warrants, to its members/investors and to Triax, as managing member. Triax in turn distributed its shares of Oxis Common Stock allocated to it as managing member to its stockholders. Dr. Hausman was, until recently, an officer and stockholder of Triax and recently disposed of his interest in Triax.

      Since Dr. Hausman is the Chairman of the Board and Chief Executive Officer of Axonyx, to avoid the appearance of any conflict of interest, he is not selling to Axonyx any of the 1,161,532 shares of Oxis Common Stock he currently owns, which are comprised of 332,845 shares obtained in June 2003 from Meridian as a distribution to its member/investors, 780,300 shares obtained from Triax as a distribution to its stockholders and 48,387 shares issued upon the exercise of warrants held by Dr. Hausman.

      The form of agreement between Axonyx and each of the Sellers is attached to this Schedule 13D as Exhibit 2.

Item 4. Purpose of Transaction.

      The acquisitions of Common Stock by Axonyx from the Sellers will make it a controlling stockholder of the Company. Such acquisitions were made principally for investment purposes and long-term appreciation and to assist in the further development and potential commercial exploitation of Oxis' technologies, particularly those relating to diagnosing and treating diseases caused by oxidative stress, which Axonyx believes is complementary to its own technologies and to its focus on central nervous system neuro-degenerative disorders. Axonyx will become the largest stockholder of the Company, and representatives of Axonyx intend to have discussions imminently with management and with members of the Company's Board of Directors about possible changes in management and on the Board and about strategies for maximizing and enhancing stockholder value.

      Neither Axonyx nor Hausman has any current intention to acquire additional shares of Oxis Common Stock or otherwise to acquire the Company or its assets. Axonyx and Hausman each intends to monitor its and his respective investment in the Company on a continuing basis. Except as set forth herein, neither Axonyx nor Hausman currently has any plans or proposals that relate to or would result in any of the matters referred to in paragraphs (a) through (j), inclusive, of
Item 4 of Schedule 13D. Axonyx or Hausman, however, may at any time and from time to time review or reconsider its or his position with respect to any of such matters. Either Axonyx and Hausman may change its or his investment intent, make further acquisitions of shares of Oxis Common Stock from one or more sellers in the open market or otherwise and/or dispose of all or a portion of its or his shares of Oxis Common Stock in the open market or otherwise.

Item 5. Interest in Securities of the Issuer.

      Upon purchase of the shares of Oxis Common Stock, Axonyx will hold 13,912,571 shares of Oxis Common Stock. It will have sole voting and dispositive power over those shares. It may be deemed to have shared voting and dispositive power over an additional 1,161,532 shares of Oxis Common Stock owned by Dr. Marvin S. Hausman, the Chairman of the Board and Chief Executive Officer of Axonyx and an affiliate. Axonyx disclaims beneficial ownership of Dr. Hausman's shares of Oxis Common Stock and has no agreement with Dr. Hausman or any other third party, oral or written, relating to the voting or disposition of his shares or its shares of Oxis Common Stock.

      In addition to the 1,161,532 shares of Oxis Common Stock registered in his name, Dr. Marvin S. Hausman may be deemed to have shared voting and dispositive power over the additional 13,912,571 shares of Oxis Common Stock being acquired by Axonyx, of which he is an affiliate. Dr. Hausman disclaims beneficial ownership of the shares of Oxis Common Stock being acquired by Axonyx and has no agreement with Axonyx or any other third party, oral or written relating to the voting or disposition of its shares or his shares of Oxis Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      Axonyx and Dr. Marvin S. Hausman have entered into a joint filing agreement, attached to this Schedule 13D as Exhibit 1. Axonyx has entered into separate agreements with certain stockholders of Oxis relating to Axonyx's acquisition of shares of Oxis Common Stock in exchange for unregistered shares of Axonyx Common Stock. The form of such agreement is attached to this Schedule 13D as Exhibit 2.

Item 7. Materials to be Filed as Exhibits.

Exhibit 1 Joint Filing Agreement dated as of January 15, 2004 between Axonyx Inc., Marvin H. Hausman and Triax Capital Management, Inc.

Exhibit 2 Form of Agreement between Axonyx and a stockholder of Oxis International, Inc.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 16, 2004            AXONYX INC.

                                    By:  /s/ MARVIN S. HAUSMAN
                                         ---------------------
                                             Marvin S. Hausman,
                                             Chairman of the Board and
                                             Chief Executive Officer